FORBEARANCE AGREEMENT

        THIS FORBEARANCE AGREEMENT (this “Agreement”) is made and entered as of the 15th day of August, 2005, is by and between BADGER PAPER MILLS, INC., a corporation organized under the laws of the State of Wisconsin (“Borrower”) and PNC BANK, NATIONAL ASSOCIATION (“PNC”), as Agent and sole Lender under the Credit Agreement referred to below.

1.	RECITALS.

        1.1 Borrower and PNC entered into a Revolving Credit and Security Agreement, dated as of November 30, 2001 (as from time to time amended, the “Credit Agreement”).

        1.2 Borrower has advised PNC that certain “Events of Default” (as defined in the Credit Agreement) have occurred and are continuing.

        1.3 Borrower has requested that PNC forbear from exercising the rights and remedies available, or to become available, to PNC under the Credit Agreement and the “Other Documents” (as defined in the Credit Agreement).

        1.4 PNC is willing to temporarily forbear from exercising its rights and remedies under the Credit Agreement and the Other Documents on the terms and conditions set forth in this Agreement.

2.	DEFINITIONS.

        Capitalized words and terms used in this Agreement and not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement. In addition, the following words and terms shall have the meanings set forth below:

“Existing Defaults” shall have the meaning set forth in Section 3.1.

“Expiration Date” shall have the meaning set forth in Section 8.1.

“Remedies” shall mean the rights and remedies available to PNC under the Credit Agreement, the Other Documents, at law or in equity, as the result of the occurrence of an Event of Default.

“Termination Event” shall have the meaning set forth in Section 8.3.

3.	CONFIRMATION OF EVENTS OF DEFAULT.

        3.1 Borrower acknowledges that the following Events of Default exist under the Credit Agreement (the “Existing Defaults”):

(a)	An Event of Default under Section 10.5 of the Credit Agreement on account of violations of Section 6.5 of the Credit Agreement due to Borrower’s failure to maintain the requisite Fixed Charge Coverage Ratio at the end of the calendar quarters ending March 31, 2005 and June 30, 2005; and

(b)	An Event of Default under Section 10.12 of the Credit Agreement on account of the occurrence of events of default under the Wisconsin Business Bank Loan Documents, as disclosed in Borrower’s Form 10-Q filed with the United States Securities and Exchange Commission for the period ended March 31, 2005.

        3.2 Borrower acknowledges that in addition to the Existing Defaults a further Event of Default exists under Section 10.5 of the Credit Agreement on account of violations of Section 6.5 of the Credit Agreement due to Borrower’s failure on certain occasions to maintain the requisite Undrawn Availability (the “Undrawn Availability Defaults”).

4.	ACKNOWLEDGMENTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES.

        Borrower hereby represents, warrants, acknowledges and agrees to and for the benefit of PNC as follows:

        4.1 Borrower has full power and authority to execute and deliver this Agreement, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, and no authorization, approval or other action by, and no notice to or filing with, any Person is required for the due execution, delivery and performance by Borrower of this Agreement.

        4.2 This Agreement constitutes the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with the terms hereof. The Credit Agreement and the Other Documents constitute the legal, valid and binding obligations of Borrower and are enforceable against Borrower in accordance with the terms thereof.

        4.3 The execution, delivery and performance of this Agreement by PNC shall not be deemed or construed to be a satisfaction, restatement, novation, or release of the Credit Agreement or of any of the Other Documents or of the Obligations. The execution, delivery and performance of this Agreement by PNC shall not be deemed or construed as a waiver by PNC of any of the Remedies. Except as expressly set forth in Section 6 hereof, neither the execution, delivery and performance of this Agreement by PNC nor any actions taken or not taken by PNC prior to the execution of this Agreement or pursuant hereto or under the Credit Agreement or any of the Other Documents shall be deemed or construed as a waiver by PNC of any of the Existing Defaults or as a cure of any of the Existing Defaults; and, except as otherwise expressly provided in this Agreement, PNC reserves all of its Remedies in connection with such Existing Defaults.

        4.4 Borrower has no defenses, setoffs, claims, counterclaims or causes of action of any kind or nature whatsoever with respect to the Credit Agreement, the Other Documents or the Obligations, or with respect to any other documents or instruments now or heretofore evidencing, securing or in any way relating to any of Obligations or the Credit Agreement or the Other Documents, or with respect to the administration or funding of any of the Obligations.

        4.5 Borrower acknowledges and agrees that each violation giving rise to the Existing Defaults constitutes a separate Event of Default that has occurred and continues to exist.

        4.6 Borrower hereby reaffirms all of its obligations under the Credit Agreement and the Other Documents and hereby further reaffirms that the Obligations are secured by all of the Collateral.

5.	COVENANTS AND AGREEMENTS.

        Borrower covenants and agrees that from and after the date of this Agreement that:

        5.1 The Maximum Revolving Advance amount shall be reduced to $7,000,000.

        5.2 Borrower will maintain Undrawn Availability of not less than the following:

(a)	at any time that the aggregate outstanding Advances exceed $4,500,000, Undrawn Availability of not less than $1,750,000;

(b)	at any time that the aggregate outstanding Advances are less than $4,500,000, but are equal to or greater than $3,500,000, Undrawn Availability of not less than $1,500,000; and

(c)	at any time that the aggregate outstanding Advances are less than $3,500,000 Undrawn Availability of $1,250,000.

The failure of Borrower to (i) maintain Undrawn Availability in the amounts set forth above for any period of five consecutive Business Days shall constitute a violation of this Section 5.2, or (ii) maintain on any day Undrawn Availability in at least an amount equal to the greater of (x) $1,000,000, or (y) 20% of the remainder of (x) the Formula Amount, minus (y) $100,000.

        5.3 Borrower will not incur net losses (calculated on a FIFO basis and exclusive of the one-time write-off of the Fourdrinier inventory) in excess of the amounts and for the periods set forth below:

Period	Net Loss
One month ending July 31, 2005	$1,050,000

One month ending August 31, 2005	$825,000

One month ending September 30, 2005	$800,000

        5.4 Borrower will maintain a positive cash flow calculated on a cumulative basis throughout the period from July 1, 2005 through and including October 31, 2005 and will provide to PNC on a weekly basis, in form and content acceptable to PNC, evidencing Borrower’s satisfaction of the provisions of this Section 5.4.

        5.5 Borrower will provide to PNC on a weekly basis, together with the Certification required by Section 5.4 above, a written report summarizing on a weekly basis all material variances between Borrower’s projected operating budget cash flow and its actual results reported pursuant to Section 5.4.

        5.6 Borrower will provide to PNC on a weekly basis a weekly rollforward of Fourdrinier Inventory, together with average and actual sales price information in form and content acceptable to PNC.

        5.7 Borrower will provide to PNC on a bi-monthly basis an update from Sanabe and Associates LLC regarding the status of Borrower’s efforts to effect a sale of its business.

6.	WAIVER.

        PNC hereby waives Borrower’s compliance with the Undrawn Availability covenant as set forth in clause (iv) of Section 6.5 of the Credit Agreement for the period from and after March 31, 2005.

7.	FORBEARANCE FEE.

        In consideration of the forbearance covenant of PNC contained herein, Borrower shall pay to PNC a forbearance fee in the amount of $100,000 payable in four equal installments of $25,000 each, with the first installment being due and payable on the date hereof and with the three remaining installments being payable on August 31, September 30 and October 31, respectively. Borrower authorizes PNC to charge such forbearance fee as a Revolving Advance under the Credit Agreement.

8.	FORBEARANCE COVENANT.

        8.1 Borrower acknowledges and agrees that PNC has the free and unrestricted right, at any time and from time to time, to exercise any and all Remedies attributable to the Existing Defaults; provided, however, that unless and until a Termination Event (as hereinafter defined) shall occur, PNC shall not, prior to October 31, 2005 (the “Expiration Date”), except as otherwise expressly provided in this Agreement: (a) accelerate any of Borrower’s Obligations to PNC or demand accelerated payment of same, (b) file any action or proceeding against Borrower under or in connection with the Credit Agreement or any of the Other Documents, or (c) foreclose upon or seek to foreclose upon any of the Collateral whether in a judicial or nonjudicial proceeding (the forbearance from such actions by PNC, subject to the terms and conditions of this Agreement, being herein referred to as the “Forbearance Covenant”). Borrower expressly acknowledges and agrees, however, that from and after the Expiration Date or such earlier date as a Termination Event may occur, PNC shall have the right, at any time and from time to time, to exercise any and all Remedies available to PNC against or with respect to Borrower, and the Collateral to the same extent as PNC would be entitled if the Forbearance Covenant had never been part of this Agreement. Notwithstanding the foregoing, it is specifically understood and agreed that the Forbearance Covenant does not relate, extend, or apply in any manner to (i) any actions that PNC may take under the Credit Agreement, any of the Other Documents, or at law or in equity to preserve and protect the Collateral and the interests of PNC therein including, without limiting the generality of the foregoing, (A) filing actions against or defending or intervening in actions brought by third parties or Borrower relating to the Collateral or the interests of PNC therein, or (B) the sending of notices to any Persons concerning the existence of security interests or liens in favor of PNC concerning the Collateral or (ii) the exercise of any other Remedies of PNC, except as expressly provided in the Forbearance Covenant.

        8.2 Borrower acknowledges and agrees that PNC is entitled to cease funding under the Revolving Loan as a result of any one of the Existing Defaults, and that PNC may (but need not) in PNC’s sole and absolute discretion elect to continue to fund Advances under and in accordance with the terms of the Credit Agreement (other than the terms thereof which condition continued funding on the absence of an Event of Default) without waiving or being deemed to have waived any of the Existing Defaults or any other breach or Event of Default and without such discretionary funding constituting an amendment to or departure from the Credit Agreement. Based on the foregoing mutual stipulations and agreements, and subject to all other terms and conditions hereof, PNC agrees that until the earlier to occur of a Termination Event and the expiration of the Term (the “Funding Period”), PNC will continue to fund the Advances; provided that during the Funding Period the limitations set forth in Section 5.1 hereof shall apply.

        8.3 For purposes of this Agreement, each of the following shall constitute a "Termination Event":

(a)	Any representation or warranty of Borrower in this Agreement shall be or become untrue or inaccurate in any respect.

(b)	An Event of Default (other than the Existing Defaults) shall exist or occur.

(c)	Borrower shall breach, default under or fail fully to perform any of the covenants, agreements and obligations under this Agreement.

Upon the occurrence of a Termination Event, the Forbearance Covenant, and any and all other obligations of PNC pursuant to this Agreement, including the obligations under Section 8.2 above, shall immediately terminate and be without force or effect, in the same manner and to the same extent as if the same had never been included in this Agreement, and PNC shall immediately and without further notice be entitled to exercise any and all Remedies then available to PNC.

9.	RELEASE.

        Borrower hereby fully and forever releases and discharges PNC and its predecessors, successors, assigns, stockholders, affiliates, directors, officers, employees, agents, attorneys, independent contractors and representatives (whether now or heretofore acting in such capacity or otherwise) (the “Releasees”), from any and all claims, demands, liabilities, obligations, actions, causes of action and suits at law or in equity, of whatsoever kind or nature, whether known or unknown, discovered or undiscovered, matured or not matured, asserted or unasserted, which Borrower heretofore had or asserted or now or hereafter has or may assert against any one or more of the Releasees, arising out of or in respect of any actions, conduct, circumstances or events on or prior to the date hereof in connection with the administration by PNC of its financing arrangements with Borrower. In furtherance and not in limitation of the provisions of the preceding sentence, Borrower also agrees not to sue or prosecute any action against any or all of the Releasees with respect to any of the matters contemplated within the scope of said sentence, and Borrower agrees to hold each and all of the Releasees harmless in respect of any suit or prosecution by Borrower in contravention of the provisions of this sentence.

10.	NO OBLIGATION TO EXTEND FURTHER.

        Borrower acknowledges and agrees that (a) PNC has not agreed to, and PNC has no obligation whatsoever to discuss, negotiate or to agree to, any restructuring of the Obligations, or any modification, amendment, restructuring or restatement of the Credit Agreement or the Other Documents, or to forbear from exercising its Remedies, except as expressly provided in the Forbearance Covenant; (b) if there are any future discussions among PNC and Borrower concerning any such modification, amendment, restructuring, restatement or forbearance, that no modification, amendment, restructuring, restatement, forbearance, compromise, settlement, agreement or understanding with respect to the Obligations, or the Credit Agreement or the Other Documents or any term, provision or aspect thereof, shall constitute a legally binding agreement or contract or have any force or effect whatsoever unless and until reduced to writing and signed by authorized representatives of all parties, and that none of the parties hereto shall assert or claim in any legal proceedings or otherwise that any such agreement exists except in accordance with the terms of this Agreement; and (c) neither the execution and delivery of this Agreement, nor the execution and delivery of any prior forbearance agreements nor any combination thereof, has established nor shall any or all of such instruments be deemed to have established any course of dealing between the parties hereto or obligation or agreement of any nature whatsoever on the part of PNC with respect to any future or further extension, if any, of the Expiration Date or any future or further forbearance, if any, by PNC from the exercise of Remedies.

11.	CONSTRUCTION OF AGREEMENT.

        Each party hereto acknowledges that it has participated in the negotiation of this Agreement and no provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have structured, dictated or drafted such provision; Borrower acknowledges and agrees that it has at all times had access to an attorney in the negotiation of the terms of and in the preparation and execution of this Agreement and it has had the opportunity to review and analyze this Agreement for a sufficient period of time prior to the execution and delivery of this Agreement; Borrower further acknowledges and agrees that no representations, warranties, covenants or agreements have been made by or on behalf of PNC, or relied upon by Borrower pertaining to the subject matter of this Agreement, other than those that are set forth in this Agreement, and that all of the terms of this Agreement were negotiated at arm’s-length, and that this Agreement was prepared and executed without fraud, duress, undue influence or coercion of any kind exerted by any of the parties upon the others, and that the execution and delivery of this Agreement is the free and voluntary act of Borrower.

12.	MISCELLANEOUS.

        12.1 Except as expressly set forth herein, the covenants, acknowledgments, representations, warranties, waivers, releases, agreements and obligations of the parties hereto shall survive the expiration or termination of the Funding Period and the consummation of the transactions contemplated by this Agreement.

        12.2 Whenever in this Agreement any party is named or referred to, the successors, successors-in-title and assigns of such party shall be included, and all covenants and agreements contained in this Agreement shall bind and inure to the benefit of their respective successors, successors-in-title and assigns, whether so expressed or not.

        12.3 This Agreement shall be construed and enforced in accordance with and governed by all of the provisions of the Code and by the other internal laws (as opposed to conflicts of law provisions) of the State of Illinois.

        12.4 Titles or captions of paragraphs hereof are for convenience only and neither limit nor amplify the provisions hereof.

        12.5 Time is of the essence of this Agreement.

        12.6 This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto, by and through their duly authorized officers, have executed this Agreement under seal as of the day and year first above written.

PNC BANK, NATIONAL ASSOCIATION	BADGER PAPER MILLS, INC.
By: /s/ Sherry Winick	By: /s/ Paul M. Bouthilet
Name: Sherry Winick	Name: Paul M. Bouthilet
Title: Vice President	Title: Vice President, Chief Financial Officer, Secretary and Treasurer